Exhibit 12(a)

ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

June 13, 2014

Cohen & Steers Dividend Majors Fund, Inc.

280 Park Avenue

New York, New York 10017

Cohen & Steers Total Return Realty Fund, Inc.

280 Park Avenue

New York, New York 10017

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Agreement”) dated as of December 10, 2013 by and between Cohen & Steers Dividend Majors Fund, Inc., a Maryland corporation, (“Target Fund”), and Cohen & Steers Total Return Realty Fund, Inc., a Maryland corporation (“Acquiring Fund,” together with Target Fund, the “Funds”). The Agreement describes a proposed transaction (the “Merger”) to occur as of the date of this letter (the “Closing Date”), pursuant to which Acquiring Fund will acquire substantially all of the assets of Target Fund in exchange for (i) common stock in Acquiring Fund (the “Acquiring Fund Common Stock”) and the assumption by Acquiring Fund of all of the liabilities of Target Fund, and (ii) in respect of each of the holders of record of stock of Target Fund (“Target Fund Common Stock”) that hold the same as nominee for the Target Fund stockholders, cash in lieu of any fractional shares of Acquiring Fund Common Stock, following which the Acquiring Fund Common Stock and cash received by Target Fund will be distributed by Target Fund to its stockholders in liquidation and termination of Target Fund. This opinion as to certain U.S. federal income tax consequences of the Merger is furnished to you pursuant to Section 7.5 of the Agreement. Capitalized terms not defined herein are used herein as defined in the Agreement.

Target Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end management investment company. Target Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).

Acquiring Fund is registered under the 1940 Act as a closed-end management investment company. Acquiring Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Code.

For purposes of this opinion, we have considered the Agreement, the Proxy Statement/Prospectus dated February 18, 2014 and such other items as we have deemed necessary to render this opinion. In addition, each of Target Fund and Acquiring Fund has provided us with a letter dated as of the date hereof (collectively, the “Representation Letters”) representing as to certain facts, occurrences and information upon which each of Target Fund and Acquiring Fund has indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

In reviewing the foregoing materials, we have assumed, with your permission, the authenticity of original documents, the accuracy of copies, the genuineness of signatures, the legal capacity of signatories, and the proper execution of documents. We have further assumed that (i) all parties to the Agreement and any other documents examined by us have acted, and will act, in accordance with the terms of such Agreement and documents, and that the Merger will be consummated pursuant to the terms and conditions set forth in the Agreement without the waiver or modification of any such terms and conditions; and (ii) all representations contained in the Agreement, as well as those representations contained in the Representation Letters, are true and complete.

Based on and subject to the foregoing and subject to the final paragraphs hereof, we are of the opinion that, for U.S. federal income tax purposes:

(i)	The Merger will constitute a “reorganization” within the meaning of Section 368(a)(1) of the Code, and that Acquiring Fund and Target Fund will each be “a party to a reorganization” within the meaning of Section 368(b) of the Code;

(ii)	No gain or loss will be recognized to the Target Fund with respect to the Acquired Assets in connection with the transfer of the Acquired Assets to the Acquiring Fund in exchange for (i) Acquiring Fund Common Stock and the assumption by Acquiring Fund of all the liabilities of Target Fund and (ii) in respect of each of the holders of record of Target Fund Common Stock that hold the same as nominee for the Target Fund stockholders, cash in lieu of any fractional shares of Acquiring Fund Common Stock, or with respect to the distribution of such Acquiring Fund Common Stock and cash to Target Fund stockholders as consideration for their Target Fund Common Stock, except for (A) any gain or loss recognized on (1) “Section 1256 contracts” as defined in Section 1256(b) of the Code or (2) stock in a “passive foreign investment company” as defined in Section 1297(a) of the Code, and (B) any other gain or loss required to be recognized by reason of the Merger (1) as a result of the closing of the tax year of the Target Fund, (2) upon the termination of a position, or (3) upon the transfer of such asset regardless of whether such a transfer would otherwise be a nontaxable transaction under the Code;

(iii)	No gain or loss will be recognized by the Acquiring Fund upon the receipt of assets of the Target Fund solely in exchange for (i) Acquiring Fund Common Stock and the assumption by the Acquiring Fund of all the Target Fund’s liabilities and (ii) in respect of each of the holders of record of Target Fund Common Stock that hold the same as nominee for the Target Fund stockholders, cash in lieu of any fractional shares of Acquiring Fund Common Stock;

(iv)	No gain or loss will be recognized to the stockholders of the Target Fund upon their receipt of the Acquiring Fund Common Stock in exchange for Target Fund Common Stock, other than any gain in respect of any cash received in lieu of fractional shares under the terms described above;

(v)	Immediately after the Merger, the aggregate tax basis of the Acquiring Fund Common Stock received by each holder of Target Fund Common Stock in the Merger will be equal to the aggregate tax basis of the shares of Target Fund Common Stock owned by such stockholder immediately prior to the Merger, decreased by the amount of cash received by such stockholder, if any, and increased by the amount of any gain recognized by such stockholder as a result of the receipt of such cash, if any;

(vi)	A Target Fund stockholder’s holding period for the Acquiring Fund Common Stock will be determined by including the period for which the stockholder held shares of Target Fund Common Stock exchanged therefor, provided that such shares of Target Fund Common Stock were held as capital assets;

(vii)	Acquiring Fund will not recognize gain or loss upon the receipt of the assets of Target Fund in exchange for Acquiring Fund Common Stock and the assumption by Acquiring Fund of the liabilities of Target Fund;

(viii)	the tax basis of Target Fund assets acquired by the Acquiring Fund will be the same as the tax basis of such assets in the hands of the Target Fund immediately prior to the consummation of the Merger, adjusted for any gain or loss required to be recognized as described in (ii) above;

(ix)	The Acquiring Fund’s holding period with respect to the Target Fund’s assets other than certain assets with respect to which gain or loss is required to be recognized as described in (ii) above, transferred will include the period for which such assets were held or treated as held for federal income tax purposes as held by the Target Fund; and

(x)	Acquiring Fund will succeed to and take into account the items of Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.

We believe that Acquiring Fund will continue Target Fund’s historic business, within the meaning of Treas. Reg. § 1.368-1(d), as a closed-end investment company that seeks high total return comprising of dividend income and capital appreciation; by investing primarily in equity securities, with a focus on real estate companies, and primarily in the United States. Although Acquiring Fund will dispose of securities formerly held by Target Fund, these dispositions will be in the normal course of operations and fully consistent with Acquiring Fund’s investment objectives and strategies, including those objectives and strategies it shares with Target Fund, and all proceeds generated by such dispositions not distributed will be reinvested in a manner fully consistent with such policies. Based upon all the facts and circumstances including those recited above, we are of the opinion that Acquiring Fund will continue the historic business of Target Fund for the benefit of, among others, the historic stockholders of Target Fund, and that, as a result, the continuity of business enterprise doctrine is fulfilled. We call to your attention the fact that there is no case law, and Revenue Ruling 87-76 is the only ruling on which taxpayers can rely (i.e., the only ruling that is not a private letter ruling), dealing specifically with the application of the “continuity of business enterprise” requirement to a reorganization involving two or more investment companies.

No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above. Our opinion is based on the Code, Treasury Regulations, IRS rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP